SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                         Interstate General Company L.P.
                                (Name of Issuer)

                           Common Shares, no par value
                         (Title of Class of Securities)

                                    460885106
                                 (CUSIP Number)

                              Mr. Richard R. Davis
                         Bessemer Securities Corporation
                                630 Fifth Avenue
                            New York, New York 10111
                                 (212) 708-9334
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 30, 2003
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Interstate Corporation
                                    58-1723972
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          104,442 units
         BY
        EACH        ------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8
       WITH                 -0-
                    ------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER
                            104,442 units
                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                            -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          104,442 units
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)
          4.97 %
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Securities Corporation
                                    13-1542996
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          -0-
         BY
        EACH   -----------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8
       WITH                 104,442 units*
               -----------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER
                            -0-
               -----------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                            104,442 units*
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          104,442 units*
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)
          4.97 %
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------


* The units reported on this page are the same as those reported on page 2, because Bessemer Securities Corporation is the parent of Bessemer Interstate Corporation.

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Securities LLC 13-3926991
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED
        BY                  -0-
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON        8       SHARED VOTING POWER
       WITH                 104,442 units*
                    ------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER
                            -0-
                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                            104,442 units*
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          104,442 units*
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)
            4.97 %
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          HC
--------------------------------------------------------------------------------


* The units reported on this page are the same as those reported on page 2, because Bessemer Securities LLC is the ultimate parent of Bessemer Interstate Corporation.

ITEM 1.   SECURITY AND ISSUER
          -------------------

               This Statement on Schedule 13D relates to the common shares representing the limited partnership interests ("Units") of Interstate General Company L.P., a Delaware limited partnership (the "Issuer"). The principal executive office of the Issuer is at 2 West Washington Street, Middleburg, Virginia 20118.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

               No Changes

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

               No Changes

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

               No Changes

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

              (a) Bessemer Interstate owns 104,442 Units of the Issuer, which represents approximately 4.97% of the Units outstanding. Bessemer Interstate is a wholly owned subsidiary of BSC and an indirect wholly owned subsidiary of BSLLC. BSLLC and BSC have no voting or dispositive power over such Units, and although BSLLC and BSC could be deemed to be the indirect beneficial owner (through Bessemer Interstate) of any Units which are (or could be deemed to
              be) beneficially owned by Bessemer Interstate, BSLLC and BSC disclaim any such beneficial ownership.

              (e) Based upon the Issuer's Form 10-Q filed November 14, 2003, the Filing Persons ceased to be a beneficial holder of more than five percent of the Units on or before September 30, 2003.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         ---------------------------
              Not Applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.
              ----------------------------------
              Not Applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2004

                            Bessemer Securities LLC


                            By:      /s/ Richard R. Davis
                                 ------------------------------------
                                  Richard R. Davis
                                  Senior Vice President
                                  Bessemer Securities Corporation


                            By:     /s/ Richard R. Davis
                                -------------------------------------
                                  Richard R. Davis
                                  Senior Vice President
                                  Bessemer Interstate Corporation


                            By:     /s/ John G. MacDonald
                                -------------------------------------
                                 John G. MacDonald
                                 Vice President